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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110



								December 6, 2018


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Series Trust IV
	Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-126384; 811-21781

Ladies and Gentlemen:

	This letter is to respond to a comment we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") on November 28, 2018 regarding Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the "Registrant"), with respect to its series Pioneer Multi-Asset Income Fund (the "Fund"). Following is the Staff's comment and the Registrant's response thereto:

1.  Comment:     The Staff suggested that the sector distribution chart included
		 in the Form N-CSR filed with respect to the Fund is not as useful as it could be in as much as it does not appear to reflect sector exposures as typically understood and does not appear to reflect how the Fund's adviser manages and monitors the Fund. The Staff requested that, in the future, the Registrant consider whether an alternative presentation may be more useful to investors in understanding the Fund's sector exposures.

    Response: 	 The Registrant confirms that it will consider an alternative presentation of the Fund's sector exposures within the distribution chart for future Form N-CSR filings.


	Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760
with any questions.

							    Sincerely,



						        /s/ Jeremy Kantrowitz
                                                          --------------------
                                                            Jeremy Kantrowitz

cc:	Terrence J. Cullen
	Christopher J. Kelley
	Roger P. Joseph
	Toby R. Serkin